EXHIBIT 21

SUBSIDIARIES OF CREATIVE LEARNING CORPORATION

Subsidiary	Jurisdiction of Organization	Ownership
BFK Franchise Company, LLC	Nevada	100% by the Company
BFK Development Company LLC	Nevada	100% by the Company
CI Franchise Company, LLC	Florida	100% by the Company
Sew Fun Franchise Company LLC	Florida	100% by the Company